CONSENT OF QUALIFIED PERSON

The Toronto Stock Exchange
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Re: Extorre Gold Mines Limited (the "Company") – Consent of Qualified Person

I, Eduardo Rosselot, CEng MIMMM am the Principal Mining Engineer of NCL Ltda., of Santiago, Chile was involved in the portions of the *"Cerro Moro Gold-Silver Project – Second Preliminary Economic Assessment Technical Report"* completed on August 2, 2011 (the "**Report**") relating to mining studies and economic valuation and do hereby consent to the filing of the Report with the regulatory authorities referred to above, and to the extracts from, or a summary of the Report in the material change report dated August 11, 2011 (the "**Material Change Report**") and any publication by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I confirm that I have read the news release dated August 4, 2011 (the "**News Release**") and Material Change Report filed and that the News Release and Material Change Report fairly and accurately represent the information in the Report prepared by me relating to mining studies and economic valuation.

Dated this 18th day of August, 2011.

"Eduardo Rosselot"

Eduardo Rosselot, CEng MIMMM